

SECURIT ‖‖‖‖‖‖‖ MISSION

04002925

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41471

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____1-1-03_____ AND ENDING _____12-31-03_____
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MICHAEL ANAGNOSTAKIS D/B/A
INDEPENDENT FINANCIAL CONSULTANTS

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 BROOKSIDE AVE
                                   (No. and Street)

NEWBURGH , N.Y. 12550
     (City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM ID NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL ANAGNOSTAKIS (845) 565-7378
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHN J. PEZZO , CPA
     (Name – if individual, state last, first, middle name)

POB 1350 HIGHLAND , NY 12528
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __MICHAEL ANAGNOSTAKIS__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __INDEPENDENT FINANCIAL CONSULTANTS__ , as of __12 – 31 –__ , 20 _03_ , are true and correct☐ I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOAN D. LUCHETTE
Notary Public, State of New York
Dutchess County, No. 01LU4968008
My Commission Expires 6/11/2006

Michael Anagnostakis
Signature

__PRINCIPAL__
Title

Joan D. Luchette
Notary Public

This report ** contains (check all applicable boxes):
☒ (a) Facing Page☐
☒ (b) Statement of Financial Condition☐
☒ (c) Statement of Income (Loss)☐
☒ (d) Statement of Changes in Financial Condition☐
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital☐
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors☐
☒ (g) Computation of Net Capital☐
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3☐
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3☐
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3☐
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation☐
☒ (l) An Oath or Affirmation☐
☐ (m) A copy of the SIPC Supplemental Report☐
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit☐

**For conditions of confidential treatment of certain portions of this filing, see section 240☐7a-5(e)(3)☐

INDEPENDENT FINANCIAL CONSULTANTS

FINANCIAL STATEMENTS

December 31, 2003

Financial Statements

INDEPENDENT FINANCIAL CONSULTANTS

December 31, 2003

JOHN J. PEZZO
Certified Public Accountant

P.O. Box 1350
216 Route 299
Highland, New York 12528

Phone (845) 691-8293
Fax   (845) 691-8263
www.pezcpa.com

INDEPENDENT AUDITOR'S REPORT

To Independent Financial Consultants

We have audited the accompanying balance sheet of Independent Financial Consultants (a proprietorship) as of December 31, 2003 and the related statements of income, proprietor's capital and cash flows for the year then ended. We have also audited the supporting schedule, Computation of Net Capital under Rule 15c3-1. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in these financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Independent Financial Consultants as of December 31, 2003, and the results of operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

John J. Pezzo, CPA
Highland, New York
February 10, 2004

Member: American Institute of Certified Public Accountants // New York State Society of Certified Public Accountants

INDEPENDENT FINANCIAL CONSULTANTS
BALANCE SHEET
December 31, 2003

ASSETS

CURRENT ASSETS
Cash	$ 36,323
Prepaid insurance	458
TOTAL CURRENT ASSETS	$ 36,781

LIABILITIES AND PROPRIETOR'S CAPITAL

CURRENT LIABILITIES
Accounts payable	$ 0
PROPRIETOR'S CAPITAL	36,781
TOTAL LIABILITIES AND PROPRIETOR'S CAPITAL	$ 36,781

INDEPENDENT FINANCIAL CONSULTANTS
STATEMENT OF INCOME
For the year ended December 31, 2003

REVENUE	
Concessions & commissions	$ 6,123
Interest income	53
Total revenue	6,176

EXPENSES	
Commissions expense	2,735
Regulatory fees	1,750
Utilities expense	1,067
Insurance expense	92
Office expense	12
Audit fee	375
Total expenses	6,031

NET INCOME	$ 145

INDEPENDENT FINANCIAL CONSULTANTS
STATEMENT OF CASH FLOWS
For the year ended December 31, 2003

OPERATING ACTIVITIES		
Net income	$	145
Adjustments to reconciled net income to net cash used in operating activities:		
Changes in operating assets and liabilities		
Increase in prepaid insurance		(458)
Net cash used in operating activities		(313)
FINANCING ACTIVITIES		
Withdrawal from proprietor's capital		(2,950)
DECREASE IN CASH		(3,263)
CASH – BEGINNING		39,586
CASH - ENDING		$ 36,323

INDEPENDENT FINANCIAL CONSULTANTS
STATEMENT OF PROPRIETOR'S CAPITAL
For the year ended December 31, 2003

PROPRIETOR'S CAPITAL, BEGINNING	$ 39,586
NET INCOME	145
CAPITAL WITHDRAWAL	(2,950)
PROPRIETOR'S CAPITAL, ENDING	$ 36,781

INDEPENDENT FINANCIAL CONSULTANTS
AUDITED NET CAPITAL COMPUTATION RECONCILIATION
For the year ended December 31, 2003

NET CAPITAL ACCORDING TO
  COMPANY FOCUS PART IIA $ 36,282

AUDITED RECONCILIATION:
  Cash $ 36,323
  Money market   0
  Allowable assets:
    Concessions receivable   0
    Commissions payable   0
    Subordinated loans   0
  Non-allowable assets   0
  Money market haircuts   0

RECONCILED NET CAPITAL $ 36,323

No material differences exist between my reconciled audited computation of Net Capital
and the corresponding Company Focus Part IIA.

John J. Pezzo, CPA
Highland, New York
February 10, 2004

BROKER OR DEALER	INDEPENDENT FINANCIAL CONSULTANTS	as of	12-31-03

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	$ 36,282	3480
2.	Deduct ownership equity not allowable for Net Capital	(0)	3490
3.	Total ownership equity qualified for Net Capital	36,282	3500
4.	Add		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	0	3520
	B. Other (deductions) or allowable credits (List)	0	3525
5.	Total capital and allowable subordinated liabilities	$ 36,282	3530
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $		3540
	B. Secured demand note deficiency		3590
	C. Commodity futures contracts and spot commodities proprietary capital charges		3600
	D. Other deductions and/or charges	3610 (0)	3620
7.	Other additions and/or allowable credits (List)	0	3630
8.	Net capital before haircuts on securities positions	$ 36,282	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
	A. Contractual securities commitments $		3660
	B. Subordinated securities borrowings		3670
	C. Trading and investment securities:		
	1. Exempted securities		3735
	2. Debt securities		3733
	3. Options		3730
	4. Other securities MONEY MARKET		3734
	D. Undue Concentration		3650
	E. Other (List)	3736 (0)	3740
10.	Net Capital	$ 36,282	3750

OMIT PENNIES



BROKER OR DEALER	as of
INdePeNdeNt FiNANCiAL CoNSuLtANtS	12-31-03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	☐ 3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement		
	of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 31,282	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 36,282	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	$ 0	3790
17.	Add		
	A. Drafts for immediate credit . . . . $	☐ 3800	
	B. Market value of securities borrowed for which no equivalent		
	value is paid or credited . . . . $	☐ 3810	
	C. Other unrecorded amounts (List) . . . . $	☐ 3820 $ 0	3830
19.	Total aggregate indebtedness	$ 0	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)	% 0.0%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) . . .	% 0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B   N/A

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule		
	15c3-3 prepared as of the date of the net capital computation including both brokers or dealers		
	and consolidated subsidiaries' debits	$	☐ 3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital		
	requirement of subsidiaries computed in accordance with Note (A)	$	☐ 3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of		
	5% of combined aggregate debit items or $120,000	$	☐ 3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of

   1. Minimum dollar net capital requirement, or

   2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

INDEPENDENT FINANCIAL CONSULTANTS
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

1.   ORGANIZATION

Independent Financial Consultants is a sole proprietorship organized as a sole proprietorship organized as a broker/dealer for the purposes of providing full service financial planning.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

Independent Financial Consultant's financial statements are presented in accordance with generally accepted accounting principles.

INCOME TAXES

The proprietorship itself is not a tax paying entity for federal and state income tax purposes. Federal and state income taxes of the proprietor are computed on his total income from all sources; accordingly no provision for income taxes is made in these statements.

EXEMPTION FROM SAFEGUARDING SECURITIES

The Company does not hold customer funds or securities. No such funds or securities were received or held in 2003.

SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) MEMBERSHIP

The Company is a member of SIPC. For the year ended December 31, 2003, the Company's SIPC assessment was a minimum assessment as provided for in section 4(d) (1) (c) of the SIPC Act of 1970, as amended.

JOHN J. PEZZO

Certified Public Accountant

P.O. Box 1350
216 Route 299
Highland, New York 12528

Phone (845) 691-8293
Fax (845) 691-8263
www.pezcpa.com

REPORT ON INTERNAL CONTROL

We have made a study and evaluation of the system of internal accounting control of Independent Financial Consultants in effect at December 31, 2003. Our study and evaluation was conducted in accordance with standards established by the AICPA.

Management is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with responsible, but not absolute assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal accounting control, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to risk that procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

In our opinion, the system of internal accounting control of Independent Financial Consultants in effect at December 31, 2003, taken as a whole, was sufficient to meet the objectives stated above insofar as those objectives as those objectives pertain to the prevention or detection of errors or irregularities in amounts that would be material in relation to the financial statements.

John J. Pezzo, CPA
Highland, New York
February 10, 2004

Member: American Institute of Certified Public Accountants // New York State Society of Certified Public Accountants